___________________________________ Invesco Capital Management LLC 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

August 21, 2025

Filed via EDGAR
David Irving, Jason Niethamer, Lulu Cheng and Sandra Hunter Berkheimer
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC 20549

Subject:	Invesco Galaxy Solana ETF (the "Trust") Registration Statement on Form S-1 Filed June 25, 2025 File No. 333-288318
Dear Mr. Irving, Mr. Niethamer, Ms. Cheng and Ms. Berkheimer:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence dated July 22, 2025 with regard to the Trust’s pre-effective Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on June 25, 2025 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.
Registration Statement on Form S-1
General
1.	Comment: To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
Response: The Trust acknowledges this comment and will provide a copy of the proposed fact sheet supplementally when available.
2.
Comment: Please tell us the status of the exchange's plans to submit an application under Rule 19b-4, and revise your disclosure throughout the prospectus as appropriate. Please be advised that we may have additional comments once the Rule 19b-4 application is filed.

Response: Cboe BZX Exchange, Inc. (“Cboe”) submitted an application to the Commission under Rule 19b-4 to list and trade shares of the Trust on July 30, 2025. The Trust will evaluate whether any disclosure updates are warranted in the Registration Statement.
3.	Comment: Please revise to update your disclosure throughout. For example purposes only, we note the following disclosure:

•	The number of transactions per second handled by the Solana network on page 16;
•	Quantitative examples of recent price volatilities in the risk factor on page 17;
•	Recent legislative and regulatory developments in the crypto assets market on page 29;
•	Recent forks on the Solana network on pages 44 and 67;
•	Limits on Solana Supply on page 65.
Response: The disclosure has been revised as requested.
4.	Comment: When available, please revise to identify Authorized Participant(s) that have signed an Authorized Participant Agreement.
Response: The Trust acknowledges this comment and will identify the Authorized Participant(s) with which the Trust has entered into an Authorized Participant Agreement when available.
Cover Page
5.
Comment: You state that the Trust’s investment objective is to reflect the performance of the spot price of Solana as measured using the Benchmark, less the Trust’s expenses and other liabilities. Please revise to clarify whether your plans to earn rewards by staking a portion of your Solana are part of your investment objective.

Response: The Trust has updated its investment objective accordingly.
Emerging Growth Company Status, page iii
6.	Comment: Please clearly disclose whether you intend to take advantage of the extended transition period for adopting new or revised accounting standards under the JOBS Act.
Response: The Trust does not intend to take advantage of the extended transition period under the JOBS Act. The disclosure has been revised as requested.
Prospectus Summary, page 1
7.
Comment: We note that you intend to implement a staking program. Once known, please revise to include a materially complete description of the policies and procedures for how your staking program will operate and disclose the material terms of the agreement with the Staking Provider(s). In addition, please update various sections of your prospectus to address how staking will impact the Trust's operations, including the form of consideration the staking rewards will take, the percentage of the Trust's assets you will stake, how the staking rewards will be allocated between the Trust and the Staking Provider(s), how you will use the staking rewards proceeds, the risk management practices you will employ to manage liquidity risk, and any other staking-related risks, including risks your staking program poses to an effective arbitrage mechanism. Please also identify the Staking Provider(s) and file the related agreement as an exhibit if required by Item 601 of Regulation S-K.

Response: The Trust acknowledges this comment. The disclosure has been revised to provide more information about the Trust's plans for its staking program and corresponding risks. The Trust will provide supplemental information regarding its staking program in a subsequent amendment to the Registration Statement.
8.	Comment: We note your disclosure on page 43 that "as part of the 'activating' and
'exiting' processes of staking, staked SOL will be inaccessible for a variable period of time," that "the duration of activating and exiting periods are dependent on a range of factors, including network conditions" and "depending on demand, un-staking can take between hours, days or weeks to complete." Please revise to disclose with specificity the bonding and unbonding periods associated with staking SOL, discuss how they affect liquidity, and disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard.
Response: The disclosure has been revised as requested.
The Trust's Legal Structure, page 4
9.
Comment: We note your disclosure here and throughout that Shareholders will have very limited voting rights, which will limit their ability to influence matters such as amendment of the Trust Agreement, change in the Trust’s basic investment policy, dissolution of the Trust, or the sale or distribution of the Trust’s assets. We also note your disclosure on page 115 that "[e]xcept in limited circumstances, Shareholders will have no voting rights under the Trust Agreement." Please revise to reconcile your disclosure throughout and disclose the "limited circumstances" under which Shareholders have voting rights under the Trust Agreement.

Response: The disclosure has been revised as requested.
Risk Factors
Validators may suffer losses due to staking, page 42
10.
Comment: We note your disclosure here and throughout the prospectus that the Fund may be subject to "slashing" penalties. To provide context, please also disclose the number of times that slashing has been applied on the Solana Network.

Response: To date, no slashing penalty has ever been assessed on the Solana network. The disclosure has been revised accordingly.
The Trust
Description of Lukka Prime Solana Reference Rate, page 72
11.
Comment: We note that your table on page 74 includes market share and volume information for each Benchmark Pricing Source with U.S. Dollar-SOL trading pairs. Please revise to provide this information for all Benchmark Pricing Sources.

Response: As disclosed in the Trust's Registration Statement, the Trust respectfully submits that the Benchmark Provider prioritizes U.S. Dollar trading pair sources before using trading platforms where other pairs are used. Therefore, no disclosure changes have been made in response to this comment.

The Trust's Service Providers
The Sponsor, page 86
12.
Comment: Please revise to expand your discussion of the Sponsor's experience related to crypto asset markets. Please also reconcile your disclosure here with your statement on page 33 that the Sponsor, its management team, and the Execution Agent have a limited track record in investment vehicles that invest in digital assets.

Response: The disclosure regarding the Sponsor's track record in the crypto asset markets has been revised as requested.

U.S. Federal Income Tax Consequences Taxation of the Trust, page 127
13.
Comment: We note that your discussion of tax consequences is based on the assumption that the Trust will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to the material tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status. In addition, please revise this section to discuss the tax consequences associated with the Trust's staking program.

Response: In response to this comment, the Trust has made certain updates to the staking related disclosure in the Registration Statement.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.

Sincerely,

/s/ William McAllister
William McAllister, Esq. Senior Counsel Invesco Capital Management LLC

cc:	Adam Henkel, Esq. J. Stephen Feinour, Jr., Esq. Mark R. Greer, Esq. Miranda L. Sturgis, Esq.